4imprint Group plc

12 December 2001


02002611

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

4imprint Group plc (File No. 82-5104)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange of 1934

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

Date	*Document*
11.12.01	LSE Notification – Newton Management

If you should have any questions or comments, please call the undersigned at 001-44-161 4000.

Yours faithfully

pp. Barbara Johnson
Craig Slater
Finance Director

4imprint, Broadway, Trafford Wharf Road, Manchester M17 1DD
Tel: 0161 786 0444 Fax: 0161 786 0440 email: hq@4imprint.co.uk website: www.4imprint.co.uk
Registered Office: 4imprint, Broadway, Trafford Wharf Road, Manchester M17 1DD. Registered Number: 00177991

Dealings by Substantial Shareholders



London STOCK EXCHANGE

AVS No 688810

Disclosure of interest in shares and notifications of dealings under the Stock Exchange requirements

All relevant boxes should be completed in typed block capital letters.

1. Name of Company	2. Name of Shareholder having a substantial interest
4imprint Group plc	Newton Investment Management Limited
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
In respect of 2 above	Please see attached.

5. Number of shares/amount of stock acquired	6. Percentage of issued Class	7. Number of shares/amount of stock disposed	8. Percentage of issued Class
		330,000	1.15%

9. Class of security	10. Date of transaction	11. Date company informed
Ordinary 38 6/13 p	11th Dec 2001	12th Dec 2001

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
5,289,204	18.42%



14. Any additional information	15. Name of contact and telephone number for queries
Client take off	Tim Hallam 0161 786 0424

16. Name and signature of authorised company official responsible for making this notification

Date of notification 12/12 2001

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP Telephone 071-797 3850.

(F) 0207 588 6057 ✓ faxed